K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

August 1, 2023

VIA EDGAR

Ms. Lisa Larkin, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen California Select Tax-Free Income Portfolio

File Nos. 333-271871 and 811-06548

Dear Ms. Larkin:

On behalf of our client, Nuveen California Select Tax-Free Income Portfolio (the “Fund” or “Registrant”), we are responding to Staff comments we received telephonically on June 12, 2023, as well as an accounting comment from the Staff received telephonically on June 5, 2023, related to the Fund’s registration statement on Form N-2 (the “Amendment”) pursuant to the Securities Act of 1933 (the “1933 Act”) (Amendment No. 5 to the registration statement pursuant to the Investment Company Act of 1940 (the “1940 Act”)). The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 12, 2023, for the purpose of registering additional Common Shares of the Fund for an offering under Rule 415 under the 1933 Act. Capitalized terms used, but not defined, herein have the same meaning given to them in the Fund’s registration statement.

Base Prospectus

1.

Comment: The Staff notes that the Registrant last filed an N-2 registration statement in 2016. Please explain supplementally how the Fund has complied with Rule 415(a)(5) under the 1933 Act since that filing.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Ms. Lisa Larkin, Esq.

August 1, 2023

Response: The Registrant confirms that the Fund did not offer or sell any Fund shares after the one-year period following the initial effective date of its last N-2 registration statement, which was first filed on July 14, 2016, amended on August 11, 2017, and declared effective on August 16, 2017.

2.

Comment: The Staff notes that the facing sheet to the Amendment states that the Fund is qualified to register securities pursuant to General Instruction A.2 of Form N-2. Please confirm the Fund is A.2 Qualified.

Response: The Registrant has reviewed Instructions A.2 and F.3 of Form N-2 and confirms that the Fund is A.2 Qualified.

3.

Comment: The Staff notes that the Amendment states that “[t]he minimum price on any day at which Common Shares may be sold will not be less than the NAV per Common Share at the time of the offering plus the per share amount of any underwriting commission or discount.” Please explain supplementally how the Fund complies with Section 23(b) and the accompanying disclosure.

Response: The Registrant notes that Section 23(b) of the 1940 Act states that “[n]o registered closed-end company shall sell any common stock of which it is the issuer at a price below the current net asset value of such stock, exclusive of any distributing commission or discount….” By generally prohibiting funds from issuing additional shares for less than NAV, Section 23(b) prevents funds from diluting the value of their common shares. Although at times, the market price for Fund shares may be less than its NAV (i.e., shares trade at a discount), the Fund does not sell its shares on those dates. The Fund only sells its shares when the market price for Fund shares is greater than its NAV, plus the per share amount of any underwriting commission or discount (i.e., shares trade at a premium), as permitted by Section 23(b). Accordingly, the Registrant does not believe the referenced disclosure presents any inconsistency. However, to mitigate any potential investor confusion, the Registrant has replaced each instance of the term “last reported sale price” with “closing price” on the cover page and in the Prospectus Summary.

4.

Comment: Please confirm the accuracy of the Fund’s expense examples. In addition, please provide the Staff supplementally the calculations used by the Registrant to determine the Fund’s expense examples.

Response: Confirmed. The Registrant provided the Fund’s expense example calculations to the Staff via e-mail on July 18, 2023.

Ms. Lisa Larkin, Esq.

August 1, 2023

5.

Comment: The Staff notes that the Fund may invest in municipal securities that may be acquired through “investments in pooled vehicles, partnerships, or other investment companies.” Please state supplementally the extent to which the Fund will invest in 3(c)(1) funds and 3(c)(7) funds.

Response: The Registrant does not invest, and has not historically invested, in pooled vehicles, partnerships, or other investment companies, including 3(c)(1) funds and 3(c)(7) funds, to any material degree (i.e., more than 15% of its Managed Assets), nor does it currently intend to invest in such vehicles to any material degree. However, the Fund may invest up to 15% of its net assets in inverse floating rate securities issued by tender option bond trusts in reliance on Sections 3(c)(1) or 3(c)(7), which in turn may produce up to 10% effective leverage. As of June 30, 2023, the Fund was not invested in inverse floating rate securities.

With that said, the Registrant is not aware of any limitations on the investment in such vehicles under the 1940 Act or otherwise and reserves the right to invest in such companies in the future in a manner consistent with the Fund’s investment objectives. To the extent the Fund invests more than 15% of its assets in 3(c)(1) funds or 3(c)(7) funds, the registration statement will be updated to include additional disclosure describing such investments, the associated risks and any other pertinent disclosures. The updated registration statement will be filed with the SEC, as appropriate, at which time the Registrant will endeavor to engage in a discussion with the Staff regarding such changes. Of course, to the extent the SEC adopts any rules or regulations, or its Staff issues any guidance in this area, the Registrant will modify its policies in accordance with such guidance.

6.

Comment: The Staff notes that the Amendment does not discuss senior securities (Item 4.3 of Form N-2) or the effects of leverage (Item 8.3.b of Form N-2). Please confirm these omissions are appropriate.

Response: The Registrant confirms that these omissions are appropriate as the Fund will not leverage its capital structure by issuing senior securities, such as preferred shares or debt instruments, and the Fund has not previously offered such senior securities.

7.

Comment: The Staff notes that, pursuant to Item 8.2 of Form N-2, the Fund’s Prospectus should include a description of the Fund’s policies that will constitute its principal portfolio emphasis, including “other policies of the Registrant that may not be changed without the vote of a majority of the outstanding voting securities, including those policies that the Registrant deems to be fundamental within the meaning of Section 8(b) of the Investment Company Act.” Please add a description of the Fund’s fundamental policies to the Prospectus.

Ms. Lisa Larkin, Esq.

August 1, 2023

Response: The Registrant has made the suggested change.

8.	Comment: Consider adding a discussion of LIBOR and SOFR to the Fund’s “Interest Rate Risk.”

Response: The Registrant has made the suggested change.

9.	Comment: Under the discussion of the Fund’s Dividend Reinvestment Plan (the “Plan”), please clarify what happens to partial shares.

Response: The Registrant notes that whenever the Fund declares a distribution payable in shares or cash at the option of the shareholder, each shareholder that elects to participate in the Plan (each, a “Participant”) shall take such distribution entirely in shares, including fractional shares, except in certain circumstances described by the Plan. The Plan states the following:

Although a Participant may from time to time have an undivided fractional interest (computed to three decimal places) in a share of the Fund, and distributions on fractional shares will be credited to the Participant’s account, no certificates for a fractional share will be issued. In the event of termination of a Participant’s account under the Plan, State Street will adjust for any such undivided fractional interest at the market value of the Fund’s shares at the time of termination.

The corresponding disclosure under the “Dividend Reinvestment Plan” has been revised to reflect the treatment of fractional shares described above. With that said, the Registrant notes that the Prospectus already includes the following language that is responsive to the Staff’s comment:

If you withdraw or the Plan is terminated, you will receive whole shares in your account under the Plan and you will receive a cash payment for any fraction of a share in your account.

10.

Comment: Consider whether the Fund should add disclosure, pursuant to Item 12 of Form N-2, related to any material pending legal proceedings to which the Fund, its investment adviser, or any subsidiary of the Fund is a party (e.g., the Saba Capital litigation related to control share acquisitions).

Ms. Lisa Larkin, Esq.

August 1, 2023

Response: The Registrant notes that the Fund is not a party to the Saba Capital litigation, and although its investment adviser and affiliated funds are party to the litigation, the Registrant does not consider this, or any other, litigation to be a material pending legal proceeding with respect to the Fund. Nevertheless, we have added disclosure to the Prospectus related to the Saba Capital legal proceedings under the section titled “Certain Provisions in the Declaration of Trust and By-Laws—Anti-Takeover Provisions” to explain why the Board has suspended the Control Share Acquisition provisions in the Fund’s By-Laws.

11.

Comment: As noted in Comment 2, the Staff notes that the Fund states it is A.2 Qualified. As such, please confirm that the Fund will include updated information about its fees and expenses, senior securities, share price data, and unresolved Staff comments in its next annual report, per Instruction 4(h) of Item 24 of Form N-2.

Response: Confirmed.

12.	Comment: Please revise the header to the “Table of Contents” included on page 60 of the Prospectus to clarify that this is the table of contents of the SAI.

Response: The Registrant has made the requested change.

13.	Comment: To the extent necessary, please update the information provided in Appendix A to the Prospectus.

Response: The Registrant has made the requested change.

Statement of Additional Information (“SAI”)

14.	Comment: The Staff notes the following sentence appears at the end of the “Investment Restrictions” section of the SAI:

The restrictions and other limitations set forth above will apply only at the time of purchase of securities and will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities.

Please note that this statement does not apply to borrowing.

Ms. Lisa Larkin, Esq.

August 1, 2023

Response: The Fund’s fundamental investment policy related to borrowing permits the Fund to borrow as permitted by the 1940 Act. Section 18(a) of the 1940 Act specifies that a closed-end fund shall not issue senior securities or sell any such security of which it is the issuer unless asset coverage requirements are met “immediately after such issuance or sale.” Accordingly, the Registrant believes that the limitations on the Fund’s borrowings generally apply only at the time of the borrowing, unlike an open-end fund, which is subject to ongoing asset coverage requirements under the 1940 Act. Nevertheless, the “at the time of purchase” language above has been revised to exclude the borrowing policy per the Staff’s comment.

15.

Comment: The Staff notes the inclusion of the Semi-Annual Report in Item 25 of the Part C. Please also add a reference to the Semi-Annual Report under the “Incorporation by Reference” section of the Prospectus.

Response: The Registrant has deleted the reference to the Fund’s August 31, 2022 Semi-Annual Report from Item 25(1) in the Part C because the financial statements in the Fund’s Semi-Annual Report are not incorporated by reference in the Fund’s Prospectus and SAI given the availability of the Fund’s more recent February 28, 2023 Annual Report.

16.

Comment: The Staff notes that the current powers of attorney cited in the Amendment are dated as of April 21, 2022, and the powers of attorney cover dozens of Nuveen closed-end funds, including the Fund. Rule 483(b) under the 1933 Act states that a power of attorney “filed with the [SEC] shall relate to a specific filing, an amendment thereto, or a related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the [1933] Act.” Please either re-file the powers of attorney for the Amendment or update the appendix to the existing powers of attorney as of a date that coincides with the filing date of this Amendment.

Response: Prior to the initial filing date for this Amendment, the Registrant had refreshed its Trustees’ powers of attorney, which cover the directors/trustees of Nuveen’s closed-end funds, whenever a new closed-end fund was added to Nuveen’s shelf program or a new individual was appointed to serve as an attorney-in-fact for the Nuveen directors/trustees. The Registrant notes that such powers of attorney related solely to registration statements on Form N-2, and certain related documents, that are signed, executed and filed to register shares of the Fund, as well as the other Nuveen closed-end funds listed in Appendix A to the powers of attorney. As such, the Registrant believes that its prior practice met the specificity requirements set forth in Rule 483(b) under the 1933 Act. However, on a going forward basis, the Registrant agrees to update the powers of attorney that cover the Trustees of the Fund, as well as the other Nuveen closed-end funds, on an annual basis. Accordingly, updated powers of attorney, dated as of June 14, 2023, have been executed, filed as exhibits to the registration statement of Nuveen Select Tax-Free Income Portfolio, an affiliated Nuveen closed-end fund, and will be incorporated by reference as exhibits to this Amendment.

Ms. Lisa Larkin, Esq.

August 1, 2023

17.	Comment: To the extent the Fund is not A.2 Qualified, please provide the undertakings required by Item 34 of Form N-2.

Response: As noted in response to Comment 2, the Registrant confirms that the Fund is A.2 Qualified and, as a result, the Registrant is not required to provide the undertakings set forth in Item 34 of Form N-2.

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070 or Thomas S. Harman at (202) 373-6725.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	Thomas S. Harman, Esq.

Mark L. Winget, Esq.